Exhibit 99.1

[On NPC Stationery]

19 September 2012

The Directors

Cubic Energy, Inc.

9870 Plano Road

Dallas, Texas 75238

Dear Directors:

NPC Engineering Group, LLC (“NPC”) completed a Securities and Exchange Commission (SEC) evaluation of the oil and gas reserves owned by Cubic Energy, Inc. (Cubic) in the Johnson Branch, Bethany Longstreet, and Caspiana fields of northern Louisiana effective 1 July 2012 and dated 19 September 2012.  NPC performed this evaluation in accordance with the SEC reserves definitions as can be found at the United States Government Printing Office website www.gpoaccess.gov.  This SEC reserves evaluation considers only proved reserves.  Proved reserves generally fall into two sub-categories, which include Proved Developed Producing (PDP) and Proved Undeveloped (PUD).  Product pricing used in this report was based on an average of first day of the month prices over the year prior to report date and have been held constant for the life of the wells.  A differential was calculated based on actual prices received by Cubic and average posted price for the same time period.  This differential was applied against the yearly average.

It is NPC’s understanding that the proved reserves estimated in this report constitute 100% of the proved reserves owned by Cubic.

The results of this evaluation are summarized below:

TOTAL PROVED

	NRI Reserves				Capital	Undiscounted	Discounted
Reserves Category	Cond. MBBL	NGL MBBL	GAS MMcf	Equivalents MMcfe	Expenditure $M	Cash Flow $M	Cash Flow $M
PDP	0.440	0.04	3,969.8	3,972.7	0	6,767.1	5,460.3
PUD	427.2	1,313.5	19,357.7	29,801.9	72,969.4	62,895.9	24,472.0
TOTAL PROVED	427.6	1,313.6	23,327.5	33,774.7	72,969.4	69,663.0	29,932.3

NOTES:	1.	Results are net to Cubic interests and are net of severance and ad valorem taxes. Applicable royalties have been deducted from these volumes.
	2.	The above estimates are pre-corporate income tax figures. Corporate income tax liabilities, if any, have not been deducted.
	3.	Undiscounted cash flow and 10% discounted cash flow are net of all production costs and capital investments.
	4.	No risk factors have been applied to any of the reserves or cash flow figures quoted above.
	5.	Mcf of gas equivalent is calculated using the conversion 1 bo to 6 Mcfe and 1 Mcf to 1 Mcfe.

The study was based on data supplied by Cubic, on public domain information and on nonproprietary data from in-house files.  The supplied data was reviewed for reasonableness from a technical perspective.  As is common in oil field situations, basic physical measurements taken over time cannot be verified independently in retrospect.  As such, beyond the application of normal professional judgment, such data must be accepted as representative.

Operating costs were reviewed for non-recurring items and altered if necessary. Operating costs were held constant for the life of the properties.  Previous months run statements were reviewed to determine taxes and oil and gas prices.  A development plan in the form of AFEs was supplied by Cubic that included drilling costs and the timing associated with each well.

Product pricing used in this report was based on an average of the monthly prices over the period from 1 July 2011 to 1 June 2012.  The average price for oil, WTI, was $96.59/barrel.  The average price for gas was $3.25/mcf for all three fields. The average for NGLs used was $1.13/gallon.  Due to operation contracts, Cubic only receives monthly average pricing. Prices were held constant for the life of the properties.

All three fields in the study are in northern Louisiana.  In the Johnson Branch Field, Cubic has several wells drilled through the Cotton Valley and the Haynesville Shale, proving the formation exists in the field.  Cotton Valley and Haynesville Shale reserves were based on decline characteristics determined by generating a type curve for the horizontal wells in the area of the Johnson Branch and Caspiana fields.

Reserves estimates were made using industry-accepted methodology including extrapolation of performance trends, volumetrics, and statistical analysis of analogs. The reserves in this report are estimates only and should not be construed as exact quantities.  The evaluators’ professional judgment and experience was used to select the most appropriate method and to determine the reasonableness of the results.  The estimates were made in accordance with the reserves definitions as endorsed by the SEC.  The reserves definitions allow for changes in category as information is gathered and as producing history is accumulated.  As such, the volume and class of reserves is expected to change and be revised with time.  A substantial portion of these reserves are for undeveloped locations or wells that lack sufficient production histories to perform decline curve analysis.  These estimates are generally subject to greater revision than wells with substantial production history. These methods were deemed appropriate for the purpose of the report.

Net oil and gas reserves are those estimated quantities of crude oil, natural gas, and natural gas liquids attributed to the evaluated interests (after deduction of applicable royalties and overriding royalties) that are considered to be economically recoverable under the economic conditions modeled.  It is implicit that good oil field practices are maintained in order to effect recovery of the estimated reserves.

Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing the report.  Estimates of reserves may increase or decrease as a result of future operations, market conditions, or changes in regulations.

NPC personnel who prepared this report are degreed professionals with the appropriate qualifications and experience to complete the project brief.  NPC and its staff do not claim expertise in accounting, legal and environmental matters, and opinions on such matters do not form part of this report.

Best regards,

NPC Engineering Group, LLC

/s/ Simon Bidwell	[Simon Stamp Here]
Simon Bidwell
Petroleum Engineer